06008705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17822

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 24 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche Bank Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Mattone 212-250-1975
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAY 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Mattone, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Deutsche Bank Securities Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

MARIE S. O'CONNOR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4964230
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES DECEMBER 15, 2006

Marie S O'Connor
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Deutsche Bank Securities Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. and subsidiaries (the Corporation), a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation, as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Corporation's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deutsche Bank Securities Inc. and subsidiaries as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 10, 2006

DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
DB U.S. Financial Markets Holding Corporation)

Consolidated Statement of Financial Condition

December 31, 2005

(In thousands)

Assets	
Cash and cash equivalents	$ 1,275,345
Cash and securities segregated for benefit of customers	11,451,359
Securities financing transactions:	
Securities purchased under agreements to resell	53,342,378
Securities borrowed	103,761,060
	157,103,438
Financial instruments owned, at market value (includes securities pledged as collateral of $20,534,474):	
U.S. Government and agency obligations	42,853,647
State and municipal bond obligations	67,174
Corporate obligations	26,864,602
Stocks, warrants, and options	9,386,097
Commercial paper and money market funds	3,332,514
	82,504,034
Other receivables:	
Receivable from customers	2,218,573
Receivables from brokers, dealers, and clearing organizations	4,671,476
Loans receivable	1,194,284
	8,084,333
Property, plant, and equipment (net of accumulated depreciation of $287,840)	781,802
Other assets	3,244,413
Total assets	$ 264,444,724
Liabilities and Stockholder's Equity	
Securities financing transactions:	
Securities sold under agreements to repurchases	$ 143,263,113
Securities loaned	46,602,654
	189,865,767
Other payables:	
Payable to customers	12,661,530
Payables to brokers, dealers, and clearing organizations	2,461,415
Loans payable	15,529,289
	30,652,234
Financial instruments sold, but not yet purchased, at market value:	
U.S. Government and agency obligations	20,677,903
Stocks, warrants, and options	4,677,217
Corporate obligations	3,202,880
State and municipal bond obligations	1,340
	28,559,340
Other liabilities	6,418,376
Total liabilities	255,495,717
Subordinated liabilities	4,273,400
Stockholder's equity:	
Common stock par value $1.00 per share. Authorized, issued and outstanding 2,000 shares	2
Paid-in capital in excess of par value	7,544,866
Accumulated deficit	(2,869,261)
Total stockholder's equity	4,675,607
Total liabilities and stockholder's equity	$ 264,444,724

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Deutsche Bank Securities Inc. (the Corporation) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a wholly owned subsidiary of Taunus Corporation, which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Corporation is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. (NASD), other exchanges, and the Securities Investor Protection Corporation (SIPC). As a futures commission merchant, the Corporation is registered with the Commodities Futures Trading Commission (CFTC), a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, The New York Board of Trade, The Commodity Exchange Inc., and is a member of the National Futures Association.

The Corporation provides trade execution services for a broad range of domestic and international clients. It provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. The Corporation provides a variety of capital raising, market making, and brokerage services for its government, financial institution, and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Corporation also executes trading and arbitrage strategies for its own account using debt, equity, and related derivative instruments.

The Corporation, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Corporation's consolidated financial statements as well as its liquidity.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Corporation's consolidated statement of financial condition are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, including the fair market value of financial instruments, may vary from actual results.

The consolidated statement of financial condition includes the accounts of the Corporation and DBAB Wall Street LLC (DBABWS) and DB Finance (Del) LLC (DBFD), both of which are consolidated on a line-by-line basis. Significant intercompany accounts and transactions are eliminated in consolidation.

As previously noted, the Corporation is an indirect subsidiary of the Bank, which provides a broad range of financial products and services through a structure of subsidiaries, branches, and affiliated entities to its clients worldwide.

(Continued)

In the normal course of business, the Corporation's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Corporation and its affiliates.

At December 31, 2005, substantially all of the Corporation's assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets and liabilities recorded at market or fair value include cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities recorded at contractual amounts that approximate market or fair value include securities financing transactions, other receivables and payables, and subordinated liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(b) Cash and Cash Equivalents

The Corporation defines cash equivalents to be highly liquid investments, which generally include Federal Funds sold on an overnight basis. For purposes of the consolidated financial statements, cash and cash equivalents consist of cash and short-term investments with original maturities of less than three months.

(c) Cash and Securities Segregated for Benefit of Customers

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

(d) Securities Financing Transactions

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to one year and are carried at their contractual amounts, including accrued interest as specified in the respective agreements.

It is the Corporation's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Corporation with the right to liquidate the collateral held.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivables and payables, are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41).

At December 31, 2005, the Corporation's reverse repurchase and repurchase agreements reflected approximately $109.3 billion of netting pursuant to FIN 41.

In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, $15.2 billion of U.S. Government securities are pledged as collateral under repurchase agreements which the counterparty is permitted to sell or re-pledge. Additionally, $53.3 billion of U.S. Government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right to sell or re-pledge.

Securities borrowed and loaned agreements are recorded at the contracted amount and involve the receipt or transfer of U.S. Government and agency securities, corporate debt, and equity securities. These transactions are undertaken to facilitate settlement of security transactions of the Corporation and its customers and to provide additional sources of funding. The Corporation monitors the current market value of the respective securities relative to the amounts due under the agreements and, when necessary, obtains additional collateral to protect the Corporation in the event of default by the counterparty.

(e) Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased

Financial Instruments owned and sold, but not yet purchased are reflected in the consolidated financial statements on a trade-date basis and are stated at market or fair value.

(f) Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected on the consolidated statement of financial condition.

(g) Loans Receivable

Loans are presented on the consolidated balance sheet at their outstanding unpaid principal balances net of charge-offs, any deferred fees on originated loans, any unamortized premiums or discounts on purchased loans and the allowance for credit losses.

(h) Transfer of Financial Assets

The Corporation recognizes the financial and servicing assets it controls and the liabilities it has incurred and recognizes financial assets when control has been surrendered in accordance with criteria provided in Statement of Financial Accounting Standards (SFAS) No. 140.

(i) Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(j) Stock Awards and Incentive Compensation

The Bank has a share ownership program granting certain employees of the Corporation special stock awards and incentives as part of their total compensation. In accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), the Corporation has adopted the fair-value-based method, which allows compensation to be recognized over the vested service period based on the fair value of the shares to be issued as of the grant date.

(k) Exchange Memberships

Exchange memberships are recorded at cost and are included in other assets on the Corporation's consolidated statement of financial condition.

(l) Property, Plant, and Equipment

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are depreciated on a straight-line basis over their estimated useful lives of twenty-seven years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(m) Income Taxes

The Corporation recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated statement of financial condition using the provisions of the enacted tax laws. Deferred tax assets and liabilities are recognized for the estimated future tax effects on temporary differences, based on available evidence that realization of deferred tax assets is more likely than not.

(n) Variable Interest Entities

In the normal course of business, the Corporation enters into a variety of transactions with Variable Interest Entities (VIEs). The applicable accounting guidance requires the Corporation to perform a qualitative and quantitative analysis of a VIE to determine whether it is the primary beneficiary of the VIE and, therefore, must consolidate the VIE under FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (revised December 2003) (FIN 46-R). In performing this analysis, the Corporation makes assumptions regarding future performance of assets held by the VIE, taking into account estimates of credit risk, estimates of the fair value of assets, timing of cash flows, and other significant factors. It should also be noted that although a VIE's actual results may differ from projected outcomes, a revised consolidation analysis is not required. The cumulative effect of adopting FIN 46-R was not material to the consolidated statement of financial condition.

(3) Financial Instruments

In the ordinary course of business, the Corporation enters into contractual commitments including futures, forwards, options, various interest rate agreements, and other derivative financial instruments. Derivative financial instruments, when considered individually, carry varying degrees of risk in excess of amounts

recognized in the consolidated statement of financial condition. However, these instruments are an integral part of the Corporation's trading strategies and are utilized for managing the market risk inherent in its trading portfolio. Such derivative financial instruments are valued at market or fair value.

The Corporation's principal objective in holding or issuing derivatives for purposes other than trading is asset/liability management. Nontrading derivatives are used to help the Corporation manage its interest rate and currency risk related to its issuance of notes payable, short-term borrowings, and subordinated debt. Interest rate swaps convert the Corporation's fixed rate interest expense of its debt issuance to a floating rate cost based on U.S. LIBOR.

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity at a specified future date and price. Maintaining a futures contract requires the Corporation to deposit with the exchange an amount of cash or other specified asset. Futures contracts and options on futures contracts generally do not represent exposure to credit risk due to the daily cash settlements of the change in market value of the open contracts with the exchanges. The credit risk with the futures exchange is limited to the net positive change in the market value for a single day. The market risk for a futures contract and options on futures is the movement in the price of the notional value of the contracts.

Forwards are over-the-counter (OTC) contractual commitments to purchase or sell a specified amount of a financial instrument, foreign currency, or commodity at a future date at a predetermined price. Generally, no cash is required at inception for forward contracts. Upon settlement of a foreign currency forward, there is an exchange of one currency for another with the net cash requirement being the gain or loss on the contract. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Therefore, TBAs subject the holder to both interest rate risk and principal prepayment risk. The cash requirement at settlement for a TBA contract is equal to the notional value on the contract. TBAs that clear through the Mortgage-Backed Securities Clearing Corporation are settled daily, and the cash required at settlement is the notional value of the contract less any margin on account. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Corporation to credit risk. Market risk for a forward is the movement in the price of the notional value of the contracts.

Option contracts may be exchange-traded or OTC. Exchange-traded options are the obligations of the exchange and grant the holder the right to buy or sell an instrument at a specified exercise price on or before a specified date. Thus, the credit risk only exists with the related exchange. In contrast, all of the terms of an OTC option including the method of settlement, term, strike price, premium, and security are determined by negotiation of the parties. The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (call) or sell (put) the item underlying the contract at a set price, if the option purchaser chooses to exercise. As a purchaser of an option contract, the Corporation is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Corporation exercises the option. As the writer of an option contract, the Corporation is not subject to credit risk, but is subject to market risk, since the Corporation is obligated to make payments under the terms of the option contract if exercised. Market risk for a purchased option equals the market or fair value of the option as of the consolidated statement of financial condition date.

(Continued)

Swap contracts are OTC agreements to exchange future cash flows based upon notional values, which are derived from underlying financial instruments. Swap contracts are used as hedging instruments to offset risk in the Corporation's trading portfolio. The Corporation is subject to credit risk as a result of any gains calculated on the contract. The Corporation manages this credit risk by monitoring the creditworthiness of counterparties and by requiring collateral to be pledged and monitoring the adequacy of the collateral. Market risk on swap contracts results from unfavorable movements in the market or fair value of the underlying financial instruments. The Corporation manages market risk by setting trading limits and monitoring the effectiveness of its hedges.

Interest rate futures and options on futures are used to hedge the Corporation's fixed income portfolio while index futures and equity options are used to hedge equity positions. The underlying securities which may be required to be purchased or sold pursuant to the Corporation's option contracts are marketable securities which may be readily liquidated to meet cash requirements. Foreign currency forward contracts are used to hedge exposure to foreign currencies.

Valuation of exchange-traded instruments is based on current market prices where available. For instruments where a market value is not readily available, the Corporation estimates fair value using present value calculations and pricing models based on dealer quotes, current quoted interest rates, foreign exchange rates, quoted prices for financial instruments with similar characteristics, and values of the underlying financial instruments.

Derivatives are generally based upon notional values. Notional values are not recorded on-balance-sheet, but rather are utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional amounts provide a measure of the Corporation's involvement with such instruments, but are not indicative of potential risk.

(Continued)

The notional amount of derivative financial instruments not recorded in the consolidated statement of financial condition are presented in the following table (in thousands):

	Notional value as of December 31, 2005
Interest rate derivatives:	
Futures	$ 137,596,854
Options	36,173,291
Swaps	22,176,286
TBAs	171,210,622
Caps	275,000
Swaptions	8,020,000
Commodity derivatives:	
Futures	802,661
Options	5,880
Foreign exchange derivatives:	
Futures	2,171,161
Options	1,643
Equity derivatives:	
Futures	13,417,836
Options	91,350,785
Swaps	2,282,729

Listed in the following table is the market value of the Corporation's involvement in derivative financial instruments for 2005, which is included in other assets or liabilities, as well as the average market value of these instruments (in thousands):

	Market value as of December 31, 2005		Average market value for 2005	
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives:				
Options	$ 11,194	5,545	17,559	11,317
Swaps	190,233	73,501	163,078	116,124
TBAs	297,500	379,885	643,048	638,961
Caps	885	—	2,675	—
Swaptions	36,276	242	21,162	33
Commodity derivatives:				
Options	130	—	59	—
Foreign exchange derivatives:				
Swaps	—	—	3,032	3,032
Equity derivatives:				
Options	1,768,660	2,063,622	1,370,953	1,596,956
Swaps	14,081	61,719	10,101	65,704

Average market values of these instruments were calculated based upon month-end consolidated statement of financial condition values, which the Corporation believes do not vary significantly from the average market value calculated on a more frequent basis. Variances between average market values and period-end values are due primarily to changes in the volume of activities in these instruments and changes in the valuation of these instruments due to variations in market and credit conditions.

(4) Securities Pledged as Collateral and Obligations to Return Collateral

The Corporation pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in financial instruments owned on the consolidated statement of financial condition.

The Corporation has included in other assets and other liabilities $150.3 million, which represents the market value of securities received as collateral pledged and obligations to return collateral, in addition to $8.2 million, which represents the market value of customer securities received to cover firm short positions per SFAS No. 140 criteria.

As of December 31, 2005, the Corporation has received collateral of $152.7 billion and $151.3 billion under agreements to resell and securities borrowed, respectively, of which $152.3 billion and $17.9 billion, has been re-pledged as collateral under agreements to repurchase and securities loaned, respectively.

(Continued)

(5) Loans Payable

The Corporation maintains an uncommitted bank loan facility whereby it may borrow funds on an unsecured or secured basis from the Bank at various rates approximating the Federal Funds rate of interest. As of December 31, 2005, all but $148.8 million of the Corporation's borrowings, aggregating approximately $15.5 billion, were with affiliates and were unsecured. In addition, approximately $12.9 billion of the borrowings were overnight or short-term.

Additionally, the Corporation has an uncommitted facility with external banks permitting borrowing on an unsecured and secured basis for up to $1.3 billion. As of December 31, 2005, $152 million of this facility was utilized for letters of credit posted with clearing organizations on an unsecured basis.

(6) Related Party Transactions

The Corporation is involved in significant financing and other transactions, and has significant related party balances, with certain of its affiliates. The Corporation generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties. Related party financing transactions are also discussed in notes 5 and 13.

The following table sets forth related party assets and liabilities as of December 31, 2005 (in thousands):

Assets	
Cash and cash equivalents	$ 70,665
Cash and securities segregated for benefit of customers	1,179,350
Securities purchased under agreements to resell	28,602,267
Securities borrowed	979,125
Receivable from customers	68,581
Receivable from brokers, dealers, and clearing organizations	1,557,433
Other assets	819,907
	$ 33,277,328
Liabilities	
Securities sold under agreements to repurchase	$ 58,984,203
Securities loaned	42,245,598
Payable to customers	277,205
Payable to brokers, dealers, and clearing organizations	398,189
Loans payable	14,739,041
Other liabilities	1,209,941
Subordinated liabilities	4,273,400
	$ 122,127,577

(Continued)

(7) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2005 consist of the following (in thousands):

		Receivable	Payable
Securities failed to deliver/receive	$	904,692	1,521,582
Payable to clearing broker		—	505,991
Receivable from clearing organizations		1,359,426	—
Other		2,407,358	433,842
	$	4,671,476	2,461,415

The Corporation clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates, in part, to the above-mentioned transactions and is collateralized by securities owned by the Corporation.

(8) Obligations Under Guarantees

The Corporation enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect* Guarantees *of Indebtedness of Others - an Interpretation of FASB Statements No.5, 57 and 107, and Rescission of FASB Interpretation No. 34.* FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps. The Company does not monitor whether its clients enter into these derivative contracts for speculative purposes or to protect against changes in an underlying that relates to an asset, liability or equity security of the client. Accordingly, the Company has disclosed below information about certain types of derivatives that can potentially be used by clients to protect against changes in an underlying security, regardless of how the contracts are used by the client.

For certain derivative transactions such as written interest rate caps, the maximum payout is not quantifiable, because, for example, the rise in interest rates could theoretically be unlimited. In addition, the Corporation does not monitor its exposure to derivatives in this manner. As such, rather than including the maximum payout, the notional value of these contracts has been included below to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value significantly overstates the exposure to these contracts.

The Corporation records all derivative transactions at fair value on its consolidated statement of financial condition. As noted above, the Corporation does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Corporation

economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

At December 31, 2005, the notional value of derivative instruments which are considered guarantees under FIN 45 amounted to $22.4 billion and the related carrying value was approximately $647.9 million.

The Corporation also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Corporation's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Corporation provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Corporation stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Corporation must fulfill the customer's obligation with the counterparty. The Corporation is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Corporation on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Corporation believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Corporation performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Corporation's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Corporation to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

(9) Categories of Risk

(a) Market Risk

Market risk is the potential loss the Corporation may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Corporation's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of

market risk. A significant factor influencing the overall level of market risk to which the Corporation is exposed is its use of hedging techniques to mitigate such risk. The Corporation manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(b) ***Credit Risk***

The Corporation acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Corporation would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Corporation's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Corporation has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Corporation's exposure to counterparty credit risk. The Corporation may require counterparties to submit additional collateral when deemed necessary. The Corporation also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Corporation controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies.

The notional amounts of contractual commitments do not represent exposure to credit risk. Credit risk associated with futures contracts is limited since all transactions are guaranteed by the exchange on which they are traded and daily cash settlements by all counterparties are required for changes in the market value of open contracts. The Corporation's purchased exchange issued options also possess low credit risk due to guarantee of performance by the issuing exchange. Negotiated contractual commitments, such as forwards, and certain OTC options possess greater exposure to credit risk since cash settlement is not normally required on a daily basis and, therefore, counterparty credit quality and the value of pledged collateral are essential elements in controlling the Corporation's risk.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Corporation regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Corporation monitors credit risk on both an individual and group counterparty basis. The Corporation minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(c) Operational and Support Risk

As a major intermediary in financial markets, the Corporation is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

i. Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Corporation is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement, and custodial activities continue to develop.

ii. Technological Risk – the risk of loss attributable to technological limitations or hardware failure that constrain the Corporation's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Corporation participates. In addition, the Corporation must address the technological implications that will result from regulatory and market changes.

iii. Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

iv. Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(10) Commitments and Contingent Liabilities

The Corporation, together with various other brokers and dealers, corporations, and individuals, has been named as defendant in certain class action lawsuits that allege violations of Federal and state securities laws and claim substantial damages. Management of the Corporation, after consultation with in-house and outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Corporation's consolidated financial position.

BCI Trustee Litigation

The Plan Trustee, appointed pursuant to the Boston Chicken, Inc. (BCI) Plan of Reorganization, has filed claims against three underwriters, including the Corporation as well as a number of other defendants. The claims against the underwriters were brought under various common-law theories of liability, and, as the measure of BCI's damages, the Plan Trustee included, among other things, the amounts of the debt offerings in which the banks participated as underwriters between 1993 and 1997. The Plan Trustee also

sought to recover certain payments made to the Corporation's predecessor before BCI's bankruptcy. The matter was settled in January 2006 with no admission by the Corporation of any wrongdoing.

IPO Allocation Litigation

The Corporation and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violation of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (IPOs) by issuers, officers and directors of issuers, and underwriters of those securities. The Corporation is named as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchase and undisclosed commissions in exchange for allocation of IPO stocks. In the securities cases, the motions to dismiss the complaints of DBSI and others were denied on February 13, 2003. Plaintiffs' motion to certify 6 "test" cases as class actions in the securities cases was granted on October 13, 2004, and the Corporation and other defendants appealed that decision to the Court of Appeals for the Second Circuit. Discovery in the securities cases is underway. In the putative antitrust class action, the defendants' motion to dismiss the complaint was granted on November 3, 2003. On September 28, 2005, the Court of Appeals for the Second Circuit vacated the ruling and remanded the case to the lower court for consideration of alternate grounds for dismissal. Defendants have moved for reconsideration by the Second Circuit.

Enron Litigation

The Bank and certain of its affiliates are collectively involved in more than 20 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (Enron). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v. Enron Corp. The consolidated complaints filed in Newby named as defendants, among others, the Bank, several other investment banking firms, a number of law firms, Enron's former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against the Bank under federal securities laws. On December 20, 2002, the Court dismissed all of the claims alleged in the Newby action against the Bank. Plaintiffs in Newby filed a first amended consolidated complaint on May 14, 2003 and reasserted claims against the Bank under federal securities laws and also added similar claims against its subsidiaries, the Corporation and DBTCA. On March 29, 2004, the Court dismissed in part the claims alleged in the Newby action against the Deutsche Bank entities. Specifically the Court dismissed the fraud claims, but did not dismiss the non-fraud claims. On July 26, 2005, the Court granted plaintiffs' motion for reconsideration of the partial dismissal of the Deutsche Bank entities that had been dismissed on March 29, 2004. Plaintiffs' motion to certify a class of shareholders in Newby is being briefed.

Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, the Bank and certain of its affiliates. In this adversary proceeding, Enron seeks damages from the Deutsche Bank entities, as well as the other defendants, for alleged aiding and abetting breaches of fiduciary duty by Enron insiders, aiding and abetting fraud and unlawful civil conspiracy, and also seeks return of alleged fraudulent conveyances and preferences and equitable subordination of their claims in the Enron bankruptcy. The Deutsche Bank entities' motion to partially dismiss the adversary complaint is pending.

In addition to Newby and the adversary proceeding described above, there are third-party actions brought by Arthur Andersen in Enron-related cases asserting contribution claims against the Bank, the Corporation and many other defendants, and individual and putative class actions brought in various courts by Enron investors and creditors alleging federal and state law claims against the same entities named by Arthur Andersen, as well as DBTCA.

WorldCom Litigation

The Bank and the Corporation were defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom's May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the sterling and euro tranches of the May 2001 bond offering. Plaintiffs were alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions included certain WorldCom directors and officers, WorldCom's auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs alleged that the offering documents contained material misstatements and/or omissions regarding WorldCom's financial condition. The claims against the Corporation and the Bank were made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against the Bank and the Corporation was a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, the Bank and the Corporation reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S. $325 million. The settlement of the class action claims did not resolve the individual actions brought by investors who chose to opt out of the federal class action. All but three of the individual actions have been resolved.

Tax-Related Litigation

The Bank, along with certain affiliates including the Corporation and employees, have collectively been named as defendants in more than 75 legal proceedings brought by investors in various tax-oriented transactions. The Bank provided financial products and services to these investors, who were advised by various accounting, legal and financial advisory professionals. The investors claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the investors allege that, together with the Bank, the professional advisors improperly misled the investors into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against the Bank are alleged under both U.S. state and federal law. Many of the claims against the Bank are asserted by individual investors, while others are asserted on behalf of a

putative investor class. No litigation class has been certified as against the Bank. The legal proceedings are currently at various pre-trial stages, including discovery.

The United States Department of Justice (DOJ) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from the Bank and has been investigating the actions of various individuals and entities, including the Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than the Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the Accounting Firm), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the Financial Institution), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. The Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. The Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is on-going.

MJK Clearing, Inc. Litigation

The Corporation and certain of its affiliates were named as defendants in approximately ten actions, which were filed between 2002 and 2004, and which arose out of certain securities lending transactions executed by an affiliate between 1999 and 2001. The plaintiffs, including the S.I.P.C.-appointed trustee of MJK Clearing, Inc. (MJK), asserted claims under federal and state securities laws, common law, and federal and state R.I.C.O., as well as claims for punitive damages. In November 2005, the Corporation and its affiliates agreed to settle six of the remaining eight actions, including the action brought by MJK. The settlements were paid in December 2005 and January 2006. In settling those actions, the Corporation and its affiliates neither admitted nor denied the allegations. Of the two remaining actions, one is a putative class action in which the United States District Court for the District of Minnesota, on December 5, 2005, denied plaintiffs' motion for class certification, and the Court of Appeals for the Eighth Circuit, on January 30, 2006, denied plaintiffs' petition for leave to file an interlocutory appeal. On February 3, 2006, the United States District Court for the District of Minnesota court transferred the action to the United States District Court for the Central District of California. Discovery has been completed and plaintiffs' motion for summary judgment is pending. In the other remaining action, which is pending in the United States District Court for the District of Minnesota, discovery has been completed and summary judgment motions against plaintiffs are pending.

Other Commitments

In the normal course of business, the Corporation enters into underwriting commitments. Transactions relating to such underwriting commitments that were open as of December 31, 2005 did not have a material effect on the consolidated statement of financial condition as of that date.

(Continued)

Commitments to invest and other compensation related commitments of the Corporation totaled approximately $309.8 million as of December 31, 2005.

Under operating leases with remaining noncancelable terms in excess of one year as of December 31, 2005, aggregate annual rentals for office space, office facilities, and equipment are approximately (in thousands):

Year ending:		
2006	$	22,498
2007		20,886
2008		21,304
2009		20,731
2010		20,262
2011 and thereafter		30,573
	$	136,254

The above amounts reflect escalation charges for certain lease agreements. The total of minimum rental to be received in the future under noncancelable subleases is $6.5 million as of December 31, 2005.

(11) Retirement Plans

(a) *Defined Benefit Pension Plan*

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Corporation participates in the DBAH Cash Account Pension Plan. The plan is a tax-qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay up to IRS limits. Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Income Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) *Postretirement Welfare Plan*

The Corporation participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) *Defined Contribution Plan – Matched Savings Plan*

The Corporation participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1%-20% of their eligible compensation on a before-tax or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has

completed six months of service, the Corporation matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a matching contribution from the Corporation of up to 4% of eligible compensation. In addition, participants employed less than ten years receive a Corporation fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed ten or more years receive a Corporation fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) DB Share-Based Compensation Plans

The Corporation participates in various share-based compensation plans to the Bank, including the DB Share Scheme and the Restricted Entity Units Plan where the Corporation grants employees deferred share awards which provide the right to receive common shares of the Bank at specified future dates. Expense for share-based awards is determined using the fair-value-based method under SFAS No. 123. Awards are expensed on a straight-line basis over the vesting period, which is generally from three to five years.

(12) Income Taxes

The Corporation accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which prescribes the asset and liability approach to accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Deferred taxes as of December 31, 2005, included in other assets, comprised the following (in thousands):

Deferred tax assets	$	569,126
Valuation allowance		(4,983)
Deferred tax assets, net of valuation allowance		564,143
Deferred tax liabilities		(35,465)
Net deferred tax assets	$	528,678

Except as noted above, the Corporation, through the Bank's continued capital commitment, various strategic initiatives, and tax planning strategies, believes that it will realize the benefit of the deferred tax assets. Deferred tax assets include the tax effect of temporary differences in deferred compensation and pension related liabilities. Deferred tax liabilities are primarily related to unrealized gains and losses on firm investments and depreciation.

(13) Subordinated Liabilities

As of December 31, 2005, the Corporation had approximately $4.3 billion in subordinated liabilities from the Bank, all of which is approved by the NYSE and qualifies as regulatory capital for the purpose of

computing net capital under the Uniform Net Capital Rule of the SEC. The Corporation must obtain the approval of the NYSE prior to any additional subordinated borrowings or pay downs.

On February 10, 2006, the Corporation increased its subordinated liabilities from the Bank when it borrowed an additional $450 million, which was approved by the NYSE.

(14) Regulatory Requirements

The Corporation is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.0 million, 2% of aggregate debit balances arising from customer transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2005, the Corporation had net capital of approximately $1.8 billion, which was 49.53% of aggregate debit balances, and approximately $1.5 billion in excess of required minimum net capital.

As a clearing broker and in accordance with the SEC's no-action letter dated November 3, 1998, the Corporation computed a reserve requirement for the proprietary accounts of introducing broker-dealers (PAIB). As of December 31, 2005, securities aggregating $131.8 million were segregated on behalf of introducing broker-dealers.

The Corporation is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2005, the Corporation had $1.1 billion of cash and $7.7 billion of U.S. Government securities, included in securities purchased under agreements to resell in the consolidated statement of financial condition, segregated in the special reserve bank account.

The Corporation, in accordance with the Commodity Exchange Act, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. As of December 31, 2005, segregated funds and funds held in separate accounts exceeded such requirements by $293.9 million. In addition, pursuant to Regulation 30.7 of the CFTC, the Corporation had segregated funds and funds held in separate accounts for foreign denominated positions that exceeded such requirements by $506.9 million.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder of
Deutsche Bank Securities Inc.:

In planning and performing our audit of the consolidated financial statements of Deutsche Bank Securities Inc. (the Corporation), a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

(5) The periodic computations of minimum financial requirements pursuant to Regulation 1.17

(6) The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

(7) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 10, 2006